UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	Executive Officer & General Manager, Financial Accounting Dept.

Date: May 15, 2024

Financial Results

Fiscal Year 3/2024

 - Supplementary Information -

Sumitomo Mitsui Financial Group, Inc.

Notes:	1.	Consolidated: Consolidated figures of Sumitomo Mitsui Financial Group, Inc. (“The Company”)

	2.	Non-consolidated: Non-consolidated figures of Sumitomo Mitsui Banking Corporation (“SMBC”)

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of us and our managements with respect to our future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of our securities portfolio; our ability to successfully implement our business strategy through our subsidiaries, affiliates and alliance partners; exposure to new risks as we expand the scope of our business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. We undertake no obligation to update or revise any forward-looking statements.

Please refer to our most recent disclosure documents such as our annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as our earnings press releases, for a more detailed description of the risks and uncertainties that may affect our financial conditions and our operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group

 1. Income analysis

Consolidated				(Millions of yen)
		FY3/2024		FY3/2023
			Change

Consolidated gross profit	1	3,738,818	568,587	3,170,231

Net interest income	2	1,880,653	162,861	1,717,792

Trust fees	3	8,195	1,443	6,752

Net fees and commissions	4	1,482,030	263,039	1,218,991

Net trading income	5	107,756	(12,971)	120,727

Net other operating income	6	260,183	154,217	105,966

General and administrative expenses	7	(2,250,593)	(301,348)	(1,949,245)

Equity in gains (losses) of affiliates	8	71,986	16,525	55,461

Consolidated net business profit	9	1,560,211	283,764	1,276,447

Total credit cost	10	(274,029)	(63,871)	(210,158)

Credit costs	11	(290,964)	(63,882)	(227,082)

Write-off of loans	12	(143,718)	(42,557)	(101,161)

Provision for reserve for possible loan losses	13	(118,388)	(30,116)	(88,272)

Others	14	(28,857)	8,791	(37,648)

Recoveries of written-off claims	15	16,934	11	16,923

Gains (losses) on stocks	16	249,817	93,963	155,854

Other income (expenses)	17	(69,870)	(8,657)	(61,213)

Ordinary profit	18	1,466,128	305,198	1,160,930

Extraordinary gains (losses)	19	(123,778)	(61,320)	(62,458)

Gains (losses) on disposal of fixed assets	20	(8,240)	(4,828)	(3,412)

Losses on impairment of fixed assets	21	(13,696)	45,349	(59,045)

Losses related to sale of freight car leasing business	22	(108,191)	(108,191)	-

Gains on step acquisitions	23	7,080	7,080	-

Income before income taxes	24	1,342,349	243,877	1,098,472

Income taxes - current	25	(442,736)	(220,214)	(222,522)

Income taxes - deferred	26	69,073	128,698	(59,625)

Profit	27	968,687	152,363	816,324

Profit attributable to non-controlling interests	28	(5,740)	4,741	(10,481)

Profit attributable to owners of parent	29	962,946	157,104	805,842

Notes:	1. Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

2. Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)

    + (Trading income - Trading losses) + (Other operating income - Other operating expenses)

Number of consolidated subsidiaries and affiliates
		Mar. 31, 2024		Mar. 31, 2023
			Change
Consolidated subsidiaries	30	175	(9)	184
Equity method affiliates	31	317	9	308

Sumitomo Mitsui Financial Group

SMBC non-consolidated				(Millions of yen)
		FY3/2024		FY3/2023
			Change
Gross banking profit	1	1,885,198	185,724	1,699,474
Gross domestic profit	2	836,812	1,236	835,576
Net interest income	3	609,175	(25,545)	634,720
Trust fees	4	3,002	645	2,357
Net fees and commissions	5	248,562	31,241	217,321
Net trading income	6	2,120	2,428	(308)
Net other operating income	7	(26,048)	(7,534)	(18,514)

Gains (losses) on bonds	8	(14,022)	10,286	(24,308)
Gross international profit	9	1,048,386	184,489	863,897
Net interest income	10	556,833	27,355	529,478
Net fees and commissions	11	281,164	42,431	238,733
Net trading income	12	(127,831)	(74,226)	(53,605)
Net other operating income	13	338,220	188,929	149,291

Gains (losses) on bonds	14	(31,474)	30,964	(62,438)
Expenses (excluding non-recurring losses)	15	(983,886)	(100,283)	(883,603)

Overhead ratio	16	52.2%	0.2%	52.0%
Personnel expenses	17	(418,267)	(37,111)	(381,156)
Non-personnel expenses	18	(508,075)	(53,344)	(454,731)
Taxes	19	(57,543)	(9,828)	(47,715)

Banking profit (before provision for general reserve for possible loan losses)	20	901,311	85,440	815,871

Gains (losses) on bonds	21	(45,497)	41,250	(86,747)
Core Banking Profit (20-21)	22	946,809	44,191	902,618

excluding gains (losses) on cancellation of investment trusts	23	926,024	62,746	863,278

Provision for general reserve for possible loan losses	24	(20,659)	(1,792)	(18,867)
Banking profit	25	880,652	83,649	797,003
Non-recurring gains (losses)	26	159,818	91,025	68,793
Credit costs	27	(75,813)	20,816	(96,629)
Gains on reversal of reserve for possible loan losses	28	-	-	-
Recoveries of written-off claims	29	214	188	26
Gains (losses) on stocks	30	235,937	94,283	141,654
Other non-recurring gains (losses)	31	(519)	(24,261)	23,742

Ordinary profit	32	1,040,471	174,674	865,797

Extraordinary gains (losses)	33	(7,247)	24,768	(32,015)
Gains (losses) on disposal of fixed assets	34	(3,722)	(3,846)	124
Losses on impairment of fixed assets	35	(3,525)	28,614	(32,139)
Income before income taxes	36	1,033,223	199,441	833,782
Income taxes - current	37	(306,913)	(123,446)	(183,467)
Income taxes - deferred	38	36,336	52,495	(16,159)

Net income	39	762,646	128,492	634,154

Total credit cost (24+27+28+29)	40	(96,258)	19,212	(115,470)
Provision for general reserve for possible loan losses	41	(20,659)	(1,792)	(18,867)
Write-off of loans	42	(23,944)	(6,745)	(17,199)
Provision for specific reserve for possible loan losses	43	(47,038)	16,273	(63,311)
Losses on sales of delinquent loans	44	(3,881)	12,020	(15,901)
Provision for loan loss reserve for specific overseas countries	45	(949)	(732)	(217)
Recoveries of written-off claims	46	214	188	26

Note: Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group

2. Interest spread (domestic)

SMBC non-consolidated				(%)
	FY3/2024			FY3/2023
		Six months ended Sep. 30, 2023	Six months ended Mar. 31, 2024
Yield on interest earning assets (A)	0.72	0.70	0.73	0.74
Interest earned on loans and bills discounted (C)	0.84	0.82	0.85	0.83
Interest earned on securities	0.81	0.83	0.79	1.02
Total cost of funding (including expenses) (B)	0.43	0.42	0.43	0.42
Cost of interest bearing liabilities	0.02	0.02	0.02	0.02
Interest paid on deposits, etc. (D)	0.00	0.00	0.00	0.00
Interest paid on other liabilities	0.19	0.17	0.21	0.12
Expense ratio	0.41	0.40	0.41	0.40
Overall interest spread (A) - (B)	0.29	0.27	0.30	0.32
Interest spread (C) - (D)	0.84	0.82	0.85	0.83

Reference: After deducting loans to the Japanese government, etc.
Interest earned on loans and bills discounted (E)	0.86	0.84	0.87	0.84
Interest spread (E) - (D)	0.86	0.84	0.87	0.84

3. Gains (losses) on securities

SMBC non-consolidated				(Millions of yen)
		FY3/2024		FY3/2023
			Change
Gains (losses) on bonds		(45,497)	41,250	(86,747)
Gains on sales		38,147	(12,382)	50,529
Losses on sales		(79,593)	49,440	(129,033)
Gains on redemption		0	0	0
Losses on redemption		(4,051)	4,193	(8,244)
Losses on devaluation		-	-	-

Gains (losses) on stocks		235,937	94,283	141,654
Gains on sales		307,445	110,842	196,603
Losses on sales		(5,438)	25,071	(30,509)
Losses on devaluation		(66,070)	(41,631)	(24,439)

Sumitomo Mitsui Financial Group

 4. Unrealized gains (losses) on securities

Consolidated								(Millions of yen)
		Mar. 31, 2024					Mar. 31, 2023
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses) (b)

			(a)	(a) - (b)	Gains	Losses

Held-to-maturity securities	1	234,095	(1,405)	(1,021)	41	1,447	165,592	(384)

Other securities	2	36,132,798	3,393,095	1,477,947	4,274,716	881,621	32,464,971	1,915,148

Stocks	3	4,119,760	2,837,017	892,249	2,841,938	4,921	3,345,398	1,944,768

Bonds	4	10,760,383	(100,141)	(35,935)	8,264	108,405	13,177,490	(64,206)

Japanese government bonds	5	7,547,376	(54,824)	(18,391)	74	54,898	9,576,298	(36,433)

Others	6	21,252,655	656,218	621,632	1,424,513	768,294	15,942,082	34,586

Foreign bonds	7	16,836,216	(690,579)	6,732	53,685	744,264	13,081,534	(697,311)

Other money held in trust	8	315	-	-	-	-	312	-

Total	9	36,367,210	3,391,689	1,476,926	4,274,758	883,069	32,630,875	1,914,763

Stocks	10	4,119,760	2,837,017	892,249	2,841,938	4,921	3,345,398	1,944,768

Bonds	11	10,994,479	(101,547)	(36,956)	8,305	109,853	13,343,082	(64,591)

Others	12	21,252,970	656,218	621,632	1,424,513	768,294	15,942,394	34,586

SMBC non-consolidated								(Millions of yen)
		Mar. 31, 2024					Mar. 31, 2023
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses) (b)

			(a)	(a) - (b)	Gains	Losses

Held-to-maturity securities	13	22,300	(478)	(105)	-	478	22,300	(373)

Stocks of subsidiaries and affiliates	14	4,945,212	(81,708)	(69,364)	2,626	84,335	4,581,943	(12,344)

Other securities	15	30,599,803	2,527,741	1,104,577	3,367,482	839,740	28,309,722	1,423,164

Stocks	16	3,709,291	2,659,007	777,296	2,663,696	4,688	3,062,115	1,881,711

Bonds	17	10,943,768	(98,249)	(35,868)	8,244	106,494	13,345,964	(62,381)

Japanese government bonds	18	7,547,376	(54,824)	(18,391)	74	54,898	9,576,298	(36,433)

Others	19	15,946,743	(33,015)	363,150	695,541	728,557	11,901,641	(396,165)

Foreign bonds	20	12,426,880	(662,222)	(45,079)	42,610	704,833	9,709,360	(617,143)

Total	21	35,567,315	2,445,555	1,035,109	3,370,109	924,554	32,913,965	1,410,446

Stocks	22	4,004,093	2,661,634	779,334	2,666,322	4,688	3,358,934	1,882,300

Bonds	23	10,966,068	(98,728)	(35,974)	8,244	106,972	13,368,264	(62,754)

Others	24	20,597,152	(117,350)	291,749	695,541	812,892	16,186,765	(409,099)

Notes:	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”

	2.	Net unrealized gains (losses) are valuated at market prices as of the balance sheet date.

	3.	Other securities and Other money held in trust are measured at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.

Sumitomo Mitsui Financial Group

 5. Balance of securities, classified by maturity

 Balance of other securities with maturities and bonds of held-to-maturity

SMBC non-consolidated								(Billions of yen)
	Mar. 31, 2024					Mar. 31, 2023

	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total

Bonds	6,501.1	2,577.7	1,167.7	719.6	10,966.1	6,550.3	4,768.2	1,243.2	806.5	13,368.3
Japanese government bonds	5,793.3	1,322.7	119.5	311.8	7,547.4	5,909.0	3,236.3	89.7	341.3	9,576.3
Japanese local government bonds	71.4	264.7	700.8	9.8	1,046.7	18.1	283.3	756.4	10.6	1,068.3
Japanese short-term bonds	319.9	-	-	-	319.9	425.0	-	-	-	425.0
Japanese corporate bonds	316.5	990.2	347.3	398.0	2,052.1	198.4	1,248.7	397.0	454.7	2,298.7

Others	3,213.2	4,248.1	1,570.5	4,044.6	13,076.4	2,530.8	2,818.1	1,936.7	2,814.4	10,100.0

Total	9,714.3	6,825.8	2,738.2	4,764.2	24,042.5	9,081.1	7,586.3	3,179.9	3,621.0	23,468.3

 6. Notional amount of interest rate swaps (under deferred hedge accounting), classified by remaining maturity

SMBC non-consolidated	(Billions of yen)

	Mar. 31, 2024				Mar. 31, 2023

	1 year or less	More than 1 year to 5 years	More than 5 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years	Total
Receivable fixed rate / payable floating rate	4,285.0	24,030.3	5,612.4	33,927.7	4,012.1	21,445.1	7,042.4	32,499.6
Receivable floating rate / payable fixed rate	1,223.6	7,761.0	10,739.1	19,723.7	1,679.0	8,696.0	11,756.3	22,131.3

Total	5,508.7	31,791.3	16,351.5	53,651.4	5,691.1	30,141.1	18,798.7	54,630.9

Sumitomo Mitsui Financial Group

 7. Employee retirement benefits

 Consolidated

 (1) Projected benefit obligation

				(Millions of yen)
		Mar. 31, 2024		Mar. 31, 2023
			Change
Fair value of plan assets	(A)	1,821,219	156,946	1,664,273
Projected benefit obligation	(B)	944,690	(50,378)	995,068
Net surplus (deficit)	(A-B)	876,528	207,323	669,205
Net defined benefit asset		913,791	209,137	704,654
Net defined benefit liability		37,263	1,814	35,449

Measurements of defined benefit plans (before tax effect deduction)		(409,772)	(217,588)	(192,184)
	Unrecognized prior service cost (deductible from the obligation)	(11,798)	2,390	(14,188)
	Unrecognized net actuarial gain (loss)	(397,974)	(219,978)	(177,996)
(2) Retirement benefit expenses
				(Millions of yen)
		FY3/2024		FY3/2023
			Change
Retirement benefit expenses		(8,728)	9,182	(17,910)
SMBC non-consolidated
(1) Projected benefit obligation
				(Millions of yen)
		Mar. 31, 2024		Mar. 31, 2023
			Change
Projected benefit obligation	(A)	793,191	(57,780)	850,971
<Discount rate>		<1.26%>	<0.36%>	<0.90%>
Fair value of plan assets	(B)	1,689,470	145,111	1,544,359
Reserve for employee retirement benefits	(C)	-	-	-
Prepaid pension cost	(D)	479,688	(16,640)	496,328
Unrecognized prior service cost (deductible from the obligation)	(E)	(13,698)	2,651	(16,349)
Unrecognized net actuarial gain (loss)	(A-B-C+D-E)	(402,892)	(222,182)	(180,710)
(2) Retirement benefit expenses
				(Millions of yen)
		FY3/2024		FY3/2023
			Change
Retirement benefit expenses		(30,862)	6,981	(37,843)
Service cost		18,573	(1,828)	20,401
Interest cost on projected benefit obligation		7,658	2,132	5,526
Expected returns on plan assets		(39,250)	(506)	(38,744)
Amortization of unrecognized prior service cost		(2,651)	-	(2,651)
Amortization of unrecognized net actuarial gain (loss)		(26,066)	5,811	(31,877)
Others		10,874	1,372	9,502

Sumitomo Mitsui Financial Group

 8. Classification based on self-assessment and the Banking Act and the Reconstruction Act, and write-offs / reserves

SMBC non-consolidated, as of Mar. 31, 2024

(Billions of yen)

| Category of borrowers under self-assessment | NPLs based on the Banking Act and the Reconstruction Act | Classification under self-assessment: Classification I / Classification II | Classification III | Classification IV | Reserve for possible loan losses | Reserve ratio | |
|---|---|---|---|---|---|---|---|
| Bankrupt borrowers<br>Effectively bankrupt borrowers | Bankrupt and quasi-bankrupt assets<br>131.2 (i)<br>(Change from Mar. 31, 2023: 55.7) | Portion of claims secured by collateral or guarantees, etc.<br>126.5 (a) | Fully reserved<br>4.7 | Direct write-offs (*1) | Specific reserve<br>7.5 (*2) | 100% (*3) | |
| Potentially bankrupt borrowers | Doubtful assets<br>377.9 (ii)<br>(Change from Mar. 31, 2023: 2) | Portion of claims secured by collateral or guarantees, etc.<br>252.6 (b) | Necessary amount reserved<br>125.3 | | Specific reserve<br>102.5 (*2) | 81.87% (*3) | |
| Borrowers requiring caution | Substandard loans<br>120.9<br>(Change from Mar. 31, 2023: (14.3))<br>Past due loans (3 months or more)<br>21.7 (iii)<br>(Change from Mar. 31, 2023: 16.3)<br>Restructured loans<br>99.3 (iv)<br>(Change from Mar. 31, 2023: (30.6))<br>(Claims to Substandard borrowers) | Portion of Substandard loans secured by collateral or guarantees, etc.<br>47.4 (c) | | | General reserve for Substandard loans<br>27.4 (*5) | 37.46% (*3) | 13.01% (*3) |
| Borrowers requiring caution | Normal assets | Claims to Borrowers requiring caution, excluding claims to Substandard borrowers | | | General reserve<br>396.9 (*5) | 6.89%<br>[ 11.33% ]<br>(*4) | |
| Normal borrowers | 119,694.9 | Claims to Normal borrowers | | | | 0.11% (*4) | |

Loan loss reserve for specific overseas countries: 16.4

| | | | | |
|---|---|---|---|---|
| **Non-performing loan ratio**<br>**0.52%**<br>((vi)/(v))<br>(Change from Mar. 31, 2023: 0.00%) | Total<br>120,324.9 (v) | | Total reserve for possible loan losses: 523.4<br>D: Specific reserve + General reserve for Substandard loans: 137.5 | Reserve ratio (*6)<br>(D/C)<br>67.56% |
| | A=(i)+(ii)+(iii)+(iv)<br>**630.0 (vi)**<br>(Change from Mar. 31, 2023: 43.4) | B: Portion secured by collateral or guarantees, etc.<br>(a)+(b)+(c) 426.5 | C: Unsecured portion ( A - B )<br>203.5 | Coverage ratio<br>((B+D)/A)<br>89.53% |

*1	Includes direct reduction of 208.9 billion yen.
*2

Includes reserve for assets that are not subject to disclosure based on the Banking Act and the Reconstruction Act.

(Bankrupt/Effectively bankrupt borrowers: 2.8 billion yen, Potentially bankrupt borrowers: 4.7 billion yen)

*3	Reserve ratios for claims on Bankrupt borrowers, Effectively bankrupt borrowers, Potentially bankrupt borrowers, Substandard borrowers and Borrowers requiring caution including Substandard borrowers are the proportion of the reserve for possible loan losses to each category’s total claims, excluding the portion secured by collateral or guarantees, etc.
*4

Reserve ratios for claims on Normal borrowers and Borrowers requiring caution (excluding claims to Substandard borrowers) are the proportion of the reserve for possible loan losses to the respective claims of each category.

The reserve ratio for unsecured claims on Borrowers requiring caution (excluding claims to Substandard borrowers) is shown in [ ].

*5	Includes Specific reserve for Borrowers requiring caution totaling 0.1 billion yen.
*6	The proportion of the reserve to the claims, excluding the portion secured by collateral or guarantees, etc.

Sumitomo Mitsui Financial Group

9. Reserve for possible loan losses and reserve ratio

Consolidated					(Millions of yen, %)
	Mar. 31, 2024			Mar. 31, 2023

	(a)	Reserve Ratio (b)	(a) - (c)	(c)	Reserve Ratio (d)
Reserve for possible loan losses	817,578	79.91	67,209	750,369	80.87
General reserve	595,981		54,074	541,907
Specific reserve	202,481		15,558	186,923
Loan loss reserve for specific overseas countries	19,115		(2,423)	21,538

Amount of direct reduction	250,841		89,349	161,492

SMBC non-consolidated					(Millions of yen, %)
	Mar. 31, 2024			Mar. 31, 2023

	(a)	Reserve Ratio (b)	(a) - (c)	(c)	Reserve Ratio (d)
Reserve for possible loan losses	523,385	83.08	(503)	523,888	89.32
General reserve	396,806		20,660	376,146
Specific reserve	110,161		(22,112)	132,273
Loan loss reserve for specific overseas countries	16,417		949	15,468

Amount of direct reduction	208,912		85,939	122,973

Note: Reserve ratio (Reserve for possible loan losses / NPLs based on the Banking Act and the Reconstruction Act (Excluding Normal Assets)) is after direct reduction.

Sumitomo Mitsui Financial Group

 10. Non-performing loans (NPLs) based on the Banking Act and the Reconstruction Act, and coverage

Consolidated			(Millions of yen, %)
	Mar. 31, 2024		Mar. 31, 2023
	(a)	(a) - (b)	(b)
Bankrupt and quasi-bankrupt assets	160,186	67,245	92,941
Doubtful assets	562,626	68,468	494,158
Substandard loans	300,322	(40,410)	340,732
Past due loans (3 months or more)	58,365	38,421	19,944
Restructured loans	241,957	(78,831)	320,788
Total (A)	1,023,135	95,302	927,833

Normal assets	125,031,630	9,892,344	115,139,286
Grand total (B)	126,054,765	9,987,645	116,067,120
NPL ratio (A/B)	0.81	0.01	0.80

			(Millions of yen)
	Mar. 31, 2024		Mar. 31, 2023
	(a)	(a) - (b)	(b)
Total coverage (C)	696,808	57,578	639,230
Reserve for possible loan losses (D)	220,973	(5,459)	226,432
Amount recoverable by guarantees, collateral and others (E)	475,835	63,038	412,797

			(%)
Coverage ratio (C) / (A)	68.11	(0.78)	68.89
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	126.42	1.06	125.36

			(%)
Reserve ratio to unsecured assets (D) / (A - E)	40.38	(3.58)	43.96
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	149.38	3.69	145.69

SMBC non-consolidated			(Millions of yen, %)
	Mar. 31, 2024		Mar. 31, 2023
	(a)	(a) - (b)	(b)
Bankrupt and quasi-bankrupt assets	131,179	55,687	75,492
Doubtful assets	377,866	2,023	375,843
Substandard loans	120,946	(14,268)	135,214
Past due loans (3 months or more)	21,685	16,330	5,355
Restructured loans	99,260	(30,599)	129,859
Total (A)	629,992	43,442	586,550

Normal assets	119,694,891	7,162,001	112,532,890
Grand total (B)	120,324,883	7,205,443	113,119,440
NPL ratio (A/B)	0.52	0.00	0.52

			(Millions of yen)
	Mar. 31, 2024		Mar. 31, 2023
	(a)	(a) - (b)	(b)
Total coverage (C)	564,000	58,504	505,496
Reserve for possible loan losses (D)	137,462	(40,152)	177,614
Amount recoverable by guarantees, collateral and others (E)	426,538	98,656	327,882

			(%)
Coverage ratio (C) / (A)	89.53	3.35	86.18
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	150.78	5.56	145.22

			(%)
Reserve ratio to unsecured assets (D) / (A - E)	67.56	(1.10)	68.66
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	257.25	54.72	202.53

Note: Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

Sumitomo Mitsui Financial Group

 11. Results of off-balancing of NPLs

SMBC non-consolidated

(Billions of yen)

	Mar. 31, 2024 (a)	(a) - (b)	NPLs newly classified during FY3/2024	Amount of off-balancing	Mar. 31, 2023 (b)

Bankrupt and quasi-bankrupt assets	131.2	55.7	96.9	(41.2)	75.5

Doubtful assets	377.9	2.1	159.9	(157.8)	375.8

Total	509.0	57.7	(*1) 256.8	(*1) (199.1)	451.3

Result of measures connected to off-balancing (*2)	116.6				55.0

Breakdown of off-balancing by factor (*3)	Disposition by borrowers’ liquidation			(3.5)
	Reconstructive disposition			(0.9)
	Improvement in debtors’ performance due to reconstructive disposition			0.0
	Loan sales to market			(13.7)
	Direct write-offs			(80.8)
	Others			(100.2)
		Collection / repayment, etc.		(70.3)
		Improvement in debtors’ performance		(29.9)

	Total			(199.1)

*1	The amount of NPLs newly classified during the six months ended Sep. 30, 2023 and off-balanced in the six months ended Mar. 31, 2024 was 13.6 billion yen.

*2	The measures connected to off-balancing are legal reorganizations and other similar measures, corporate splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small- and medium-sized enterprises, and trusts to RCC for the purpose of revitalization which is scheduled to be off-balanced before the maturity.

*3	1.	“Disposition by borrowers’ liquidation” refers to abandonment or write-off of loans involved in bankruptcy liquidation proceedings (bankruptcy or special liquidations).

	2.	“Reconstructive disposition” refers to abandonment of loans involved in reconstructive bankruptcy proceedings (corporate reorganization and civil rehabilitation), debt forgiveness involved in special mediation or other types of civil mediation, or debt forgiveness for restructuring involved in private reorganization.

Sumitomo Mitsui Financial Group

 12. Loan portfolio, classified by industry

 SMBC non-consolidated

(1) Loans and bills discounted, classified by industry

(Millions of yen, %)

	Mar. 31, 2024			Mar. 31, 2023
	(a)	Ratio	(a) - (b)	(b)	Ratio
Domestic offices (excluding Japan offshore banking accounts)	64,494,920	100.0	3,407,458	61,087,462	100.0
Manufacturing	9,677,400	15.0	692,641	8,984,759	14.7
Agriculture, forestry, fisheries and mining	232,614	0.4	17,464	215,150	0.4
Construction	962,377	1.5	158,038	804,339	1.3
Transportation, communications and public enterprises	5,862,981	9.1	(27,082)	5,890,063	9.6
Wholesale and retail	5,125,982	8.0	110,564	5,015,418	8.2
Finance and insurance	7,990,840	12.4	34,144	7,956,696	13.0
Real estate	11,114,190	17.2	1,177,354	9,936,836	16.3
Goods rental and leasing	2,466,978	3.8	114,193	2,352,785	3.9
Various services	5,303,243	8.2	514,721	4,788,522	7.8
Municipalities	602,662	0.9	5,596	597,066	1.0
Others	15,155,648	23.5	609,823	14,545,825	23.8
Overseas offices and Japan offshore banking accounts	36,629,792	100.0	3,409,857	33,219,935	100.0
Public sector	537,091	1.5	289,918	247,173	0.7
Financial institutions	3,064,546	8.4	599,224	2,465,322	7.4
Commerce and industry	31,066,245	84.8	2,510,103	28,556,142	86.0
Others	1,961,908	5.3	10,612	1,951,296	5.9
Total	101,124,712	-	6,817,315	94,307,397	-

Sumitomo Mitsui Financial Group

(2) NPLs based on the Banking Act and the Reconstruction Act, classified by industry, and reserve ratio

(Millions of yen, %)

	Mar. 31, 2024			Mar. 31, 2023
	(a)	Reserve ratio	(a) - (b)	(b)
Domestic offices (excluding Japan offshore banking accounts)	417,422	67.7	73,518	343,904
Manufacturing	96,412	69.2	25,961	70,451
Agriculture, forestry, fisheries and mining	957	98.2	(386)	1,343
Construction	6,756	57.4	(90)	6,846
Transportation, communications and public enterprises	19,664	58.0	(18,208)	37,872
Wholesale and retail	69,927	74.9	15,905	54,022
Finance and insurance	5,226	63.8	(1,284)	6,510
Real estate	31,005	78.1	(3,472)	34,477
Goods rental and leasing	258	56.6	(206)	464
Various services	156,419	51.4	57,563	98,856
Municipalities	-	-	-	-
Others	30,793	100.0	(2,267)	33,060
Overseas offices and Japan offshore banking accounts	212,569	67.4	(30,077)	242,646
Public sector	-	-	-	-
Financial institutions	-	-	-	-
Commerce and industry	208,036	69.6	(21,832)	229,868
Others	4,533	29.3	(8,244)	12,777
Total	629,992	67.6	43,442	586,550

Note:	Reserve ratio

= (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others) X 100

Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

(3) Consumer loans outstanding

			(Millions of yen)
	Mar. 31, 2024		Mar. 31, 2023
	(a)	(a) - (b)	(b)

Consumer loans	11,975,693	220,301	11,755,392
Housing loans	11,213,994	199,823	11,014,171

Self-residential purpose	9,337,789	272,228	9,065,561

Other consumer loans	761,698	20,478	741,220
(4) Loans to small- and medium-sized enterprises, etc.
			(Millions of yen, %)
	Mar. 31, 2024		Mar. 31, 2023
	(a)	(a) - (b)	(b)
Outstanding balance	38,080,292	2,655,534	35,424,758
Ratio to total loans	59.0	1.0	58.0

Note: Outstanding balance includes loans to individuals.

Sumitomo Mitsui Financial Group

13. Loan portfolio, classified by country

SMBC non-consolidated

(1) Loans outstanding, classified by major domicile

(Millions of yen, %)

	Mar. 31, 2024			Mar. 31, 2023
	(a)	Ratio	(a) - (b)	(b)	Ratio
Asia	8,364,684	23.6	213,449	8,151,235	25.4
Indonesia	258,605	0.7	29,678	228,927	0.7
Thailand	1,116,126	3.1	52,905	1,063,221	3.3
Korea	467,734	1.3	(14,608)	482,342	1.5
Hong Kong	1,417,836	4.0	(487,549)	1,905,385	5.9
China	109,786	0.3	(80,839)	190,625	0.6
Taiwan	534,811	1.5	3,891	530,920	1.7
Singapore	2,398,241	6.8	367,317	2,030,924	6.3
India	1,121,018	3.2	251,726	869,292	2.7
Others	940,527	2.7	90,928	849,599	2.7
Oceania	2,743,547	7.7	377,432	2,366,115	7.4
Australia	2,656,077	7.5	388,737	2,267,340	7.1
Others	87,470	0.2	(11,305)	98,775	0.3
North America	13,845,156	39.1	1,902,888	11,942,268	37.2
United States	11,011,839	31.1	1,526,115	9,485,724	29.6
Others	2,833,317	8.0	376,773	2,456,544	7.6
Central and South America	2,383,292	6.7	311,918	2,071,374	6.5
Brazil	414,410	1.1	37,711	376,699	1.2
Panama	418,799	1.2	(13,987)	432,786	1.4
Others	1,550,083	4.4	288,194	1,261,889	3.9
Western Europe	5,023,596	14.2	(64,952)	5,088,548	15.9
United Kingdom	1,251,011	3.6	(102,478)	1,353,489	4.2
Ireland	505,595	1.4	(292,851)	798,446	2.5
Netherlands	784,814	2.2	(106,833)	891,647	2.8
Others	2,482,176	7.0	437,210	2,044,966	6.4
Eastern Europe	237,545	0.7	23,680	213,865	0.7
Russia	179,341	0.5	10,320	169,021	0.5
Others	58,204	0.2	13,360	44,844	0.2
Others	2,817,518	8.0	586,632	2,230,886	6.9

Total	35,415,338	100.0	3,351,047	32,064,291	100.0

Note:  Classified by domicile of debtors.

(2) NPLs based on the Banking Act and the Reconstruction Act, classified by domicile

(Millions of yen, %)

	Mar. 31, 2024			Mar. 31, 2023
	(a)	Reserve Ratio	(a) - (b)	(b)
Overseas Offices and Japan offshore banking accounts	212,569	67.4	(30,077)	242,646
Asia	109,876	65.7	(45,309)	155,185
Oceania	234	-	(1,522)	1,756
North America	44,369	67.8	(9,011)	53,380
Central and South America	24,699	100.0	19,952	4,747
Western Europe	6,975	50.7	(6,838)	13,813
Eastern Europe	18,588	34.1	18,588	-
Others	7,825	46.9	(5,938)	13,763

Notes:	1.	Reserve ratio

= (Reserve for possible loan losses)/(Assets excluding amounts recoverable due to gurarantees, collateral and others) X 100

Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

	2.	Classified by domicile of debtors.

Sumitomo Mitsui Financial Group

14. Balance of deposits and loans

SMBC non-consolidated

(1) Average balance of deposits and loans

			(Millions of yen)
	FY3/2024		FY3/2023
	(a)	(a) - (b)	(b)

Deposits	152,868,163	5,747,483	147,120,680

Domestic units	119,991,739	4,444,702	115,547,037

Loans	97,217,882	3,955,718	93,262,164

Domestic units	57,841,426	3,207,227	54,634,199
Note: Deposits do not include negotiable certificates of deposit. (2) Balance of deposits and loans, classified by type of depositor
			(Millions of yen)
	Mar. 31, 2024		Mar. 31, 2023
	(a)	(a) - (b)	(b)

Deposits	153,494,437	3,545,557	149,948,880
Domestic deposits (excluding Japan offshore banking accounts)	127,668,131	4,695,896	122,972,235

Individuals	59,807,596	1,920,559	57,887,037

Corporates	67,860,535	2,775,337	65,085,198

Loans	101,124,712	6,817,315	94,307,397
Domestic offices (excluding Japan offshore banking accounts)	64,494,920	3,407,458	61,087,462

Overseas offices and Japan offshore banking accounts	36,629,792	3,409,857	33,219,935
Note: Deposits do not include negotiable certificates of deposit. Reference:
			(Billions of yen)
	Mar. 31, 2024		Mar. 31, 2023
	(a)	(a) - (b)	(b)

Balance of investment trusts	4,452.5	931.6	3,520.9

Balance to individuals	3,564.3	683.1	2,881.2
Note: Balance of investment trusts is recognized on a contract basis and measured according to each fund’s net asset balance at the period-end.
			(Billions of yen)
	FY3/2024		FY3/2023
	(a)	(a) - (b)	(b)
Sales of investment trusts to individuals	646.0	(125.4)	771.4

Sales of pension-type insurance to individuals	100.2	(52.8)	153.0

Sumitomo Mitsui Financial Group

15. Deferred tax assets and liabilities

					(Billions of yen)

SMBC non-consolidated			Mar. 31, 2024	Change from Mar. 31, 2023	Mar. 31, 2023
(a) Total deferred tax assets	(b-c)	1	382.9	63.5	319.4
(b) Subtotal of deferred tax assets		2	486.8	46.9	439.9
Reserve for possible loan losses and write-off of loans		3	225.8	26.5	199.3
Taxable write-off of securities		4	89.4	(26.6)	116.0
Others		5	171.6	47.0	124.6
(c) Valuation allowance		6	103.9	(16.6)	120.5
(d) Total deferred tax liabilities		7	812.7	343.1	469.6
Net unrealized gains on other securities		8	719.8	331.6	388.2
Others		9	92.9	11.5	81.4

Net deferred tax assets	(a-d)	10	(429.8)	(279.6)	(150.2)
Amount corresponding to net deferred losses on hedges included in line 5 and net unrealized gains on other securities included in line 8		11	(684.3)	(315.3)	(369.0)
Others		12	254.5	35.7	218.8

SMBC recognized deferred tax assets pursuant to paragraph 19 (classification 2) of the “Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26). This is due to the fact that SMBC has generated steady taxable income, excluding amounts arising from extraordinary factors, in all of the current and past three fiscal years.

Reference: Income of final tax return before deducting operating loss carryforwards for the last 3 years

			(Billions of yen)

	FY3/2022	FY3/2023	FY3/2024
Income of final tax return before deducting operating loss carryforwards	655.5	621.2	1,114.4
Note: The figure for FY3/2024 was estimated at fiscal year closing.

Sumitomo Mitsui Financial Group

 16. Capital ratio (BIS guidelines)

  (Basel III basis)

Consolidated	(Billions of yen, %)
	Mar. 31, 2024 [Preliminary]

(1) Total capital ratio (4) / (7)	15.29

(2) Tier 1 capital ratio (5) / (7)	14.33

(3) Common equity Tier 1 capital ratio (6) / (7)	12.91

(4) Total capital	14,197.9

(5) Tier 1 capital	13,311.6

(6) Common equity Tier 1 capital	11,992.6

(7) Risk weighted assets	92,848.6

(8) Required capital (7) X 8%	7,427.9

(9) Leverage Ratio	5.27

SMBC consolidated

(1) Total capital ratio	16.11

(2) Tier 1 capital ratio	14.80

(3) Common equity Tier 1 capital ratio	12.42

(4) Leverage Ratio	5.19

SMBC non-consolidated

(1) Total capital ratio	14.27

(2) Tier 1 capital ratio	12.86

(3) Common equity Tier 1 capital ratio	10.35

(4) Leverage Ratio	4.63
Note: The figures based on the revised public notice effective March 31, 2024.

17. ROE
Consolidated			(%)
	FY3/2024		FY3/2023
	(a)	(a) - (b)	(b)

ROE (The Company’s standard)	9.2	1.2	8.0

ROE (Tokyo Stock Exchange’s standard)	7.0	0.5	6.5

 Note:

ROE (The Company’s standard)	=	Profit attributable to owners of parent	X 100
{(Total stockholders’ equity at the beginning of the period) + (Total stockholders’ equity at the end of the period)} / 2

Sumitomo Mitsui Financial Group

 18. Earnings targets and dividends forecast for FY3/2025

 (1) Earnings targets

Consolidated		(Billions of yen)
	FY3/2025	FY3/2024 Result
Consolidated net business profit	1,620.0	1,560.2
Total credit cost	(260.0)	(274.0)
Ordinary profit	1,560.0	1,466.1
Profit attributable to owners of parent	1,060.0	962.9

SMBC non-consolidated		(Billions of yen)
	FY3/2025	FY3/2024 Result
Banking profit (before provision for general reserve for possible loan losses)	880.0	901.3
Total credit cost	(45.0)	(96.5)
Ordinary profit	1,040.0	1,040.5
Net income	730.0	762.6

(2) Dividends forecast
			(Yen)
	FY3/2025		FY3/2024

	Interim	Annual
Dividend per share for common stock	165	330	270

Note:  The Board of Directors resolved on May 15, 2024 to conduct a three-for-one split of the Company’s common stock on the record date of September 30, 2024. The annual dividends forecast for FY3/2025 is not taking into account the impact of the stock split.

Reference:			(Billions of yen)
	FY3/2025		FY3/2024

	Interim	Annual
Total dividend	214.9	429.7	357.5

Sumitomo Mitsui Financial Group

Reference: Financial Statements of SMBC

1. Condensed balance sheet

 SMBC non-consolidated

			(Millions of yen)
	Mar. 31, 2024		Mar. 31, 2023
	(a)	(a) - (b)	(b)

Assets

Cash and due from banks	72,661,204	1,842,503	70,818,701

Call loans	4,305,503	(980,335)	5,285,838

Receivables under resale agreements	1,781,354	343,759	1,437,595

Receivables under securities borrowing transactions	2,538,794	940,670	1,598,124

Monetary claims bought	2,370,100	425,809	1,944,291

Trading assets	2,702,185	322,255	2,379,930

Securities	34,666,605	2,456,211	32,210,394

Loans and bills discounted	101,124,712	6,817,315	94,307,397

Foreign exchanges	1,941,854	117,490	1,824,364

Other assets	8,879,250	1,749,963	7,129,287

Tangible fixed assets	746,606	9,353	737,253

Intangible fixed assets	341,974	55,988	285,986

Prepaid pension cost	479,688	(16,640)	496,328

Customers’ liabilities for acceptances and guarantees	15,712,360	306,504	15,405,856

Reserve for possible loan losses	(523,385)	503	(523,888)

Reserve for possible losses on investments	(6,630)	(6,630)	-

Total assets	249,722,179	14,384,715	235,337,464

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

(Millions of yen)

	Mar. 31, 2024		Mar. 31, 2023
	(a)	(a) - (b)	(b)

Liabilities

Deposits	153,494,437	3,545,557	149,948,880

Negotiable certificates of deposit	14,826,777	1,896,953	12,929,824

Call money	1,028,135	253,167	774,968

Payables under repurchase agreements	12,357,578	316,211	12,041,367

Payables under securities lending transactions	669,425	298,911	370,514

Commercial paper	1,549,515	257,317	1,292,198

Trading liabilities	1,823,239	180,026	1,643,213

Borrowed money	25,119,261	3,213,999	21,905,262

Foreign exchanges	2,907,692	1,391,532	1,516,160

Bonds	472,161	(169,249)	641,410

Due to trust account	1,810,236	(466,810)	2,277,046

Other liabilities	9,427,116	2,435,369	6,991,747

Reserve for employee bonuses	14,343	801	13,542

Reserve for executive bonuses	1,344	142	1,202

Reserve for point service program	1,581	441	1,140

Reserve for reimbursement of deposits	8,283	(1,715)	9,998

Deferred tax liabilities	429,760	279,537	150,223

Deferred tax liabilities for land revaluation	27,316	(636)	27,952

Acceptances and guarantees	15,712,360	306,504	15,405,856

Total liabilities	241,680,568	13,738,060	227,942,508

Net assets

Capital stock	1,770,996	-	1,770,996

Capital surplus	1,774,554	-	1,774,554

Capital reserve	1,771,043	-	1,771,043

Other capital surplus	3,510	-	3,510

Retained earnings	3,496,700	219,785	3,276,915

Other retained earnings	3,496,700	219,785	3,276,915

Voluntary reserve for retirement allowances	1,656	-	1,656

Voluntary reserve	219,845	-	219,845

Retained earnings brought forward	3,275,199	219,785	3,055,413

Treasury stock	(210,003)	-	(210,003)

Total stockholders’ equity	6,832,248	219,785	6,612,463

Net unrealized gains (losses) on other securities	1,803,310	762,838	1,040,472

Net deferred gains (losses) on hedges	(618,692)	(335,899)	(282,793)

Land revaluation excess	24,744	(69)	24,813

Total valuation and translation adjustments	1,209,362	426,870	782,492

Total net assets	8,041,611	646,656	7,394,955

Total liabilities and net assets	249,722,179	14,384,715	235,337,464

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

2. Condensed income statement

SMBC non-consolidated

(Millions of yen)

	FY3/2024 (a)		FY3/2023 (b)
		(a) - (b)
Ordinary income	6,349,899	2,216,272	4,133,627

Interest income	4,856,033	1,893,751	2,962,282

Interest on loans and discounts	2,817,465	948,724	1,868,741

Interest and dividends on securities	631,848	217,925	413,923

Trust fees	3,114	663	2,451

Fees and commissions	734,870	89,735	645,135

Trading income	15,047	10,732	4,315

Other operating income	420,709	110,642	310,067

Other income	320,124	110,748	209,376
Ordinary expenses	5,309,428	2,041,598	3,267,830

Interest expenses	3,690,024	1,891,942	1,798,082

Interest on deposits	1,356,719	708,177	648,542

Fees and commissions payments	205,255	16,081	189,174

Trading losses	140,758	82,529	58,229

Other operating expenses	108,537	(70,753)	179,290

General and administrative expenses	965,023	108,156	856,867

Other expenses	199,829	13,644	186,185

Ordinary profit	1,040,471	174,674	865,797

Extraordinary gains	1,009	(1,283)	2,292

Extraordinary losses	8,256	(26,051)	34,307

Income before income taxes	1,033,223	199,441	833,782

Income taxes - current	306,913	123,446	183,467

Income taxes - deferred	(36,336)	(52,495)	16,159

Total income taxes	270,576	70,949	199,627

Net income	762,646	128,492	634,154

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

3. Statement of changes in net assets

SMBC non-consolidated

Year ended March 31, 2024									(Millions of yen)
		Capital surplus		Retained earnings
				Other retained earnings
	Capital stock	Capital reserve	Other capital surplus	Voluntary reserve for retirement allowances	Voluntary reserve		Retained earnings brought forward	Treasury stock	Total stockholders’ equity
Balance at the beginning of the period	1,770,996	1,771,043	3,510	1,656	219,845		3,055,413	(210,003)	6,612,463

Changes in the period

Cash dividends							(542,929)		(542,929)

Net income							762,646		762,646

Reversal of land revaluation excess							68		68
Net changes in items other than stockholders’ equity in the period

Net changes in the period	-	-	-	-	-		219,785	-	219,785
Balance at the end of the period	1,770,996	1,771,043	3,510	1,656	219,845		3,275,199	(210,003)	6,832,248

					(Millions of yen	)
	Valuation and translation adjustments
	Net unrealized gains on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Total valuation and translation adjustments	Total net assets
Balance at the beginning of the period	1,040,472	(282,793)	24,813	782,492	7,394,955

Changes in the period

Cash dividends					(542,929)

Net income					762,646

Reversal of land revaluation excess					68
Net changes in items other than stockholders’ equity in the period	762,838	(335,899)	(68)	426,870	426,870

Net changes in the period	762,838	(335,899)	(68)	426,870	646,655
Balance at the end of the period	1,803,310	(618,692)	24,744	1,209,362	8,041,611

Note: Amounts less than 1 million yen are rounded down.